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                                                                   EXHIBIT 99.2


Press Release dated April 30, 1999

NEWS RELEASE

For further information contact:

Dailey J. Berard                                        Pete Roman
Chief Executive Officer                                 Chief Financial Officer
(318)    367-8291                                       (318) 373-5506

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FOR IMMEDIATE RELEASE
Friday, April 30, 1999


                           UNIFAB INTERNATIONAL, INC.
                            ACQUIRES OIL BARGES, INC.



New Iberia, Louisiana - UNIFAB International, Inc. (NASDAQ-UFAB) announced today that it has completed its acquisition of Oil Barges, Inc. ("OBI"). OBI designs and fabricates drilling rigs from its 22-acre facility in New Iberia, Louisiana. OBI is completing a first-of-a-kind drilling barge for an international drilling company, which will be utilized in Nigeria. This drilling rig, scheduled to be delivered in June 1999, incorporates OBI's proprietary substructure technology, which makes it uniquely suited to address some of the problems encountered in oil and gas production in Nigeria, and has applications worldwide. OBI furnished all design, fabrication and equipment for the drilling rig and 84-man living quarters, including equipment that had been renovated at the Company's refurbishment facility in Parks, Louisiana. Superior Derrick Services, a wholly owned subsidiary of OBI also obtained in the acquisition, manufactured the 1.5 million-pound hookload mast used on the drilling rig. The purchase price was approximately 490,000 shares of UNIFAB International, Inc. common stock. UNIFAB also acquired equipment and machinery from an affiliate of OBI for 210,000 shares of UNIFAB International, Inc. common stock.

"OBI broadens UNIFAB's base as a single-source supplier," said Dailey J. Berard, President, Chairman and CEO. "The expert management and proprietary technology OBI brings into the UNIFAB family are well recognized in the industry. The benefits of OBI's new drilling rig designs and technologies will contribute to productivity and facilitate development of reserves previously considered uneconomical. Adding the drilling rig fabrication facility enhances UNIFAB's ability to provide complimentary specialized services, including posted and platform drilling rigs that can be manufactured or refurbished at the OBI facility at the Port of Iberia, and jack up rig and semi-submersible rig refurbishment at our deep water facility in Lake Charles, Louisiana. The OBI facility is one of the finest at the Port of Iberia. It provides ample covered shop facilities, concrete bulkheading and currently employs approximately 120 skilled craftsmen and other personnel. In addition we continue to add seasoned management experience, marketing networks and complementary industry expertise which will help us aggressively manage our growth. We expect to integrate OBI into the UNIFAB family of companies. We now offer single-source design and fabrication capabilities for production and process equipment systems, packages and topside platforms, and state-of-the-art drilling rig design and fabrication. This allows us to be properly positioned to capitalize on the turn around that now appears to be materializing in the industry."

OBI recognized revenue and pretax income of $28 million and $1.2 million, respectively, for the year ended December 31, 1998. The acquisition will be accounted for as a purchase. OBI will operate as a wholly owned

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subsidiary of UNIFAB International, Inc.

UNIFAB fabricates and assembles jackets, decks, topside facilities, quarters buildings, drilling rigs and equipment for installation and use offshore in the production, processing and storage of oil and gas. Through a wholly owned subsidiary, Allen Process Systems, LLC, the Company designs and manufactures specialized process systems such as oil and gas separation systems, gas dehydration and treatment systems, and oil dehydration and desalting systems, and other production equipment related to the development and production of oil and gas reserves. Allen Process Systems, LLC also provides a full complement of engineering and field commissioning services related to production systems. The Company's main fabrication facilities are located in the Port of Iberia at New Iberia, Louisiana. Through a wholly owned subsidiary, UNIFAB International West, LLC, the Company provides repair, refurbishment and conversion services for oil and gas drilling rigs and industrial maintenance services. Through a wholly owned subsidiary, Allen Process Systems, Ltd., headquartered in Wimbledon, England, the Company provides engineering and project management services primarily in Europe and the Middle East. Dailey J. Berard serves on the Louisiana Workforce Commission and other task forces that are working to improve the training and education of the workforce of Louisiana.

Statements made in this news release regarding UNIFAB's expectations as to future operations of UNIFAB, its subsidiaries and OBI and other statements included herein that are not statements of historical fact are forward-looking statements that depend upon the following factors, among others: continued demand for the services provided by UNIFAB and its subsidiaries and OBI, availability of skilled employees, and UNIFAB's ability to integrate and manage the acquired business. Should any of these factors not continue as anticipated, actual results and plans could differ materially from those expressed in the forward-looking statements.